Airspray®

PRESS RELEASE **number of pages: 2**

Alkmaar, November 10, 2005

Airspray continues 2005 growth with solid 3rd Quarter

For the third quarter of 2005, Airspray continued its strong volume and sales growth compared to the same period last year. Furthermore, as anticipated, income for the third quarter was also higher than last year. The realized growth was across the board, geographically, by segment and product.

Given the third quarter results and present expectations of the fourth quarter, Airspray raises its expectation to at least 25% sales growth for the full year 2005. Compared to the IFRS results of 2004 being EUR 4.36 million, and considering the sales mix and recent raw material concerns (i.e. price and availability), management maintains its expectation of at least 20% net income growth for all of 2005.

Third Quarter Review

Highlights of the third quarter market introductions were the continued rollout of P&G brands in various countries with foaming dish detergents, Softsoap "Advanced Protection" anti-bacterial Hand soap, pursuing Dial(Complete) success in the category, and L'Oréal's Petit Dop kid's foaming shampoo in Europe.

Operationally, Airspray leased and started assembly operations in the second plant in Alkmaar, The Netherlands. The new operation has been set up to accommodate increased assembly hours and has room for additional equipment. In the U.S. preparations are underway to start the molding operations as announced on August 24.

During the third quarter inflow of new orders continued to be strong from new and existing customers. Based on this, management raises its expectation for the full year sales growth to at least 25%. Due to the raw material concerns

Airspray®

regarding, amongst others, availability of material and related cost increases (primarily polypropylene), Airspray maintains its expectation of at least 20% net income growth for 2005, compared to 2004 (EUR 4.36 million under IFRS).

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Procter & Gamble, Unilever, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 140 people. Airspray is a 'technology-driven' enterprise. During its 21 year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

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For more information please contact:

Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.biz